

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 6, 2017

John G. Biggs
President and Chief Executive Officer
Luther Burbank Corporation
520 Third Street, Fourth Floor
Santa Rosa, CA 95401

> **Re: Luther Burbank Corporation**
> **Registration Statement on Form S-1**
> **Filed December 5, 2017**
> **File No. 333-221455**

Dear Mr. Biggs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 58

1. Please revise the stockholders' equity section of the pro forma column within the capitalization tabular disclosure on page 59 to be consistent with the pro forma stockholders' equity section of the Unaudited Pro Forma Condensed Balance Sheet on page 23.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact H. Stephen Kim at (202) 551-3291 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor
Office of Financial Services

cc: Liana Prieto, Esq.
       Noel M. Gruber, Esq.